FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
Results for its Fiscal First Quarter Ended May 31, 2008

Proprietary Branded Beverage Gross Revenue Up 32.9% over Prior Quarter

Record Gross Profit Margin Before Discounts and Slotting:
Increases to 42.0% from 35.5% the Prior Quarter

Vancouver, Canada, July 8, 2008, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its fiscal first quarter ended May 31, 2008. All financial amounts denominated in US dollars.

Gross revenue for the quarter was $9,315,000, versus $10,558,000 in the first quarter of last year. The reduction in revenues was principally attributable to the loss of Hansen energy drink distribution rights and reduction of co-pack revenue associated with the consolidation of the company’s two bottling plants into its Edmonton facility, both of which events occurred in the middle of Q1 last year. This will be the last quarter of comparative revenue reductions due to those factors.

Sales of the Company’s proprietary branded beverages rose 32.9% over last quarter, despite an incredibly cold and wet Spring across most of Canada and the Northern US, which conditions directly impact overall beverage consumption. Gross profit margin (before discounts and slotting fees) for the quarter increased to a record 42.0% from 35.5% last quarter and up from 33.7% the previous fiscal year.

Net loss for the quarter, before other income - which in Q1 last year included $1,227,000 from the Hansen’s buyout - improved to $571,000, or $0.03 per share, from $1,412,000, or $0.09 per share, in Q1 last year. Net loss after other income this quarter was $556,000 or $0.03 per share, versus $185,000, or $0.01 per share in Q1 last year.

Discounts, rebates and slotting fees rose slightly to $1,159,000 from $1,020,000 in the same period last year. Non-cash stock based compensation expense for the period was $69,000, a drop from $82,000 in Q1 of the prior year. SG&A expenses were $3,039,000, down more than 9% from $3,344,000 in the same period of fiscal 2007.

Leading Brands Chairman and CEO Ralph McRae said: “At the beginning of this fiscal year we internally established a goal to reduce our breakeven from approximately $4,000,000 in gross sales per month to around $3,000,000. Our efforts were focused on achieving that through a combination of increased percentage gross margin, savings in operating costs and reductions in SG&A expenses. By the latter part of Q1 we were close to our goal.”

Mr. McRae continued: “Not only will these changes drive greater profitability at higher sales levels they will also make our business much more manageable in the slower Winter season. We anticipate our gross margin before discounts and slotting fees will hover around the 40% level for the next quarter or two, before additional margin enhancement initiatives work their way fully through our system.”

In conjunction with this release, you are invited to listen to the Company’s conference call, which will be held on Tuesday, July 8, 2008, at 8:00 am, Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN: 1-416-850-9144

The conference call will also be webcast and archived for 30 days on the investor page of the Company’s website at www.LBIX.com.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, STOKED™ Energy Drinks, INFINITE Health® Water, DIE HARD™ Sports Energy Drink and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Non-GAAP Measures

Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™
©2008 Leading Brands, Inc.

This news release is available at www.LBIX.com

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LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
(UNAUDITED)

(EXPRESSED IN UNITED STATES DOLLARS)	May 31		May 31
	2008		2007

Gross sales	$9,314,632		$10,557,809
Less: Discounts, rebates and slotting fees	(1,159,473)		(1,020,098)
Net sales	8,155,159		9,537,711

Expenses (Income)
Cost of sales	5,398,383		7,179,376
Selling, general and administration expenses	3,039,300		3,343,664
Depreciation and amortization	184,003		157,471
Interest expense	129,288		135,282
Loss on sale of assets	12,458		1,257
Other income	(14,767)		(1,226,506)
Total expenses	8,748,665		9,590,544

Net loss before taxes	(593,506)		(52,833)
Income tax recovery (expense)	37,595		(132,248)
Net loss	(555,911)		(185,081)

Deficit, beginning of period	(27,979,631)		(22,564,870)

Deficit, end of period	$(28,535,542)		$(22,749,951)

Loss per share
Basic and diluted	$(0.03)	$	(0.01)

Weighted average number of shares outstanding
- Basic and diluted	19,958,124		16,421,241